
Mail Stop 7010

April 28, 2009

via U.S. mail and facsimile

Michael A. Crosby, Chief Executive Officer
Aria International Holdings, Inc.
4821 29th Street North
Arlington, VA 22207

   RE: **Aria International Holdings, Inc.**
      Form 8-K Item 4.01
      Filed April 23, 2009
      File # 333-149256

Dear Mr. Crosby:

  We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation.

1. You have filed a regular Form 8-K on April 23, 2009, as the amendment to the previous Form 8-K/A dated April 17, 2009, instead of the appropriate Form 8-K/A. Please file another Form 8-K/A as the correct third amendment so that investors can clearly understand the sequence of amendments.

2. Please include the Exhibit 16 letter dated April 23, 2009, in your amended Form 8-K/A, or provide a new updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

  Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

           Sincerely,

           Jenn Do
           Staff Accountant